VenHub Global, Inc.

November 21, 2025

Office of Technology

U.S. Securities and Exchange Commission

Mail Stop 4631

Division of Corporate Finance

Washington, D.C. 20549

Re:      VenHub Global, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted September 9, 2025

CIK No. 0001972234

Dear Commission:

On behalf of our company, VenHub Global, Inc., a Delaware corporation (the “Company”), we would like to thank you for your prompt review of our Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on July 15, 2025, as amended on September 9, 2025 in connection with the registration for resale of shares of our common stock (“Common Stock”) by the selling stockholders named in the Registration Statement (collectively, the “Selling Stockholders”). We are responding to comments on the Draft Registration Statement provided by the staff (the “Staff”) of the Commission by letter dated September 23, 2025.

In connection with these responses, we are filed Registration Statement on Form S-1 pursuant to Section 8(a) of the Securities Act via EDGAR, on October 3, 2025, deemed effective on October 23,2025 (our “Initial Public Filing”) Accompanying this correspondence we are also filing a post effective amendment, updating the financial statements to include the nine months ended September 30, 2025 (the “Post Effective Amendment No 1”). Together, the Initial Public Filing and the Post Effective Amendment No. 1 address the comments in your letter dated September 27, 2025.

Our responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold type.

Table of Contents, page i

1. Your section entitled “Selling Shareholders” is not listed in your Table of Contents. Please revise accordingly.

We have updated the Table of Contents to include the section entitled “Selling Shareholders.”

Prospectus Summary, page 1

2. We note your response to prior comment 4. Please revise to clarify the current status of your stores’ ability to use AI to tailor its offerings to customers.

We have updated to clarify the current use of AI in operating stores.

3. We note your response to prior comment 5 but do not see any corresponding changes to the filing. You disclose that you intend to rely primarily on debt financing to supplement cash flows generated by services. This does not appear to be consistent with your disclosure on pages F-8 and F-29 that you intend to fund your operations with funding from a crowdfunding campaign. Please revise or advise.

We have updated the disclosure in the footnotes of our financial statements for consistency. At December 31, 2024, we determined that funding our operations from crowdfunding and past debt financing would be sufficient but subsequently it was determined that we would source out both equity and additional debt financing options.

Summary Financial Information, page 2

4. We note your response to prior comment 6. It appears that there are still amounts presented on page 2 that are inconsistent with those presented in your annual and interim financial statements, including (but not limited to) loss from operations and net loss for the six months ended June 30, 2025, interest expense for the year ended December 31, 2024 and cash and cash equivalents as of June 30, 2025. Please revise throughout as appropriate.

We have revised such amounts to be consistent throughout Initial Public Filing and the Post Effective Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended June 30, 2025 and June 30, 2024, page 48

5. For the two stores opened in 2025 (North Hollywood and Glendale), please tell us how you accounted for SaaS contracts during the three and six months ended June 30, 2025. We note your discussion of monthly SaaS fees on pages 71 and F-11 and on your website.

We have incorporated to update accounting for SaaS contractions for the three and nine months ended September 30, 2025 and in the footnotes.

For the six months ended June 30, 2025 and 2024, page 50

6. Please revise your discussion of revenue to more clearly describe and quantify, where possible, changes associated with each product line (for example, sale of physical Smart Stores separate from product sales at your company-owned store). Refer to Items 303(b) and (c) of Regulation S-K.

We have updated our discussion of revenue in Initial Public Filing and the Post Effective Amendment No. 1to more clearly describe such changes in line with Items 303(b) and (c) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 62

7. We note your response to prior comment 24 and reissue in part. Please revise to disclose any persons who beneficially own five percent or more of any of your voting securities. Refer to Item 403(a) of Regulation S-K. In addition, revise to include the holdings of SSO, LLC in the aggregate beneficial ownership of Shahan Ohanessian and Shoushana Ohanessian. Please also disclose the number of shares outstanding for the purposes of calculating beneficial ownership percentages. Finally, the column labeled “Amount and nature of beneficial ownership once trading commences” indicates that none of your officers or directors will sell any shares of common stock as part of this offering. Please revise to ensure the disclosure is consistent with the Selling Shareholders disclosure.

We have amended the beneficial owners table to include the holdings of SSO, LLC in the aggregate beneficial ownership of Shahan and Shoushana Ohanessian. We note that there are no other holders having greater than 5% pursuant to Item 403(a).

Certain Relationships and Related Transactions, page 63

8. We note that, in August 2025, you entered into new executive employment agreements with your CEO and President that will go into effect upon effectiveness of this registration statement. Please revise your subsequent event footnote on page F-22 to disclose the material terms of these agreements. Please also revise your future outlook discussion on page 47 to quantify, if possible, the impact that these agreements are expected to have on your liquidity and results of operations in future periods. We note disclosure on page 23 that the agreements contain guaranteed annual cash bonuses of $3.2 million. Refer to Item 303(b)(2) of Regulation S-K.

We have revised Initial Public Filing and the Post Effective Amendment No. 1accordingly:

●	We have expanded our disclosure to describe the material terms of the new employment agreements with our Chief Executive Officer and President, including base salary, cash bonus opportunities, and equity award provisions. In particular, we clarify that annual cash bonuses are not guaranteed but are subject to the availability of surplus cash, Board approval, and the achievement of specified conditions. No amounts have been accrued for such bonuses to date. We have also disclosed the potential equity awards tied to geographic expansion and performance milestones, as well as severance and change-in-control protections.

●	MD&A – Future Outlook): We have revised our disclosure to quantify the potential impact of the new agreements on our liquidity and results of operations. Specifically, we note that while the agreements contemplate potential aggregate annual cash bonuses of up to $3.2 million, payment is contingent and may be deferred until sufficient resources are available. Accordingly, the timing and magnitude of any such impact cannot be predicted with certainty. We also disclose that the equity award provisions could result in significant dilution if geographic expansion or performance milestones are achieved.

●	Executive Compensation Section: We have updated our Executive Compensation disclosure to summarize the new employment agreements, including base salary, cash bonus deferral provisions, and equity awards. We have also added a cross-reference to the Subsequent Events footnote to ensure consistency between the financial statements and compensation disclosure.

●	Risk Factors: We have added a new risk factor describing the potential impact of the cash bonus and equity award provisions under the employment agreements, noting that they could increase expenses, affect liquidity, and result in dilution to existing stockholders.

9. Please tell us whether you intend to file the employment agreement with your named executive officers pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

We have included the employment agreements of our executives as Exhibits 10.3, 10.4, and 10.5.

10. We note your response to prior comment 25. Please reconcile your disclosure under this section with your disclosure in Note 5 to the financial statements (“related party stock purchase agreements”).

We have updated our disclosure under this section in Initial Public Filing and the Post Effective Amendment No. 1

Experts, page 64

11. Please fully comply with the disclosure requirements of Item 304 of Regulation S-K. In this regard, pursuant to Item 304(a)(3) of Regulation S-K, you should file as an exhibit to your Form S-1 a letter from your former accountant addressed to the Commission stating whether it agrees with the statements made in response to Item 304(a). Refer to Item 11(i) of Form S-1.

We have included the letter from our former independent accountant as Exhibit 23.3.

Business of VenHub and Certain Information About VenHub

Sales and Marketing, page 70

12. To help us better understand your Smart Store arrangements, please revise to address the following:

●	Explain the circumstances, if any, under which a customer would be permitted to purchase a Smart Store without also entering into contracts for the purchase of SaaS, maintenance and support, or licensing fees for intellectual property.

●	Describe the material terms of your contracts with customers for SaaS, maintenance and support and licensing fees including cost, duration, as well as the material rights and obligations of both you and your customer.

●	Clarify the extent to which you sell licenses, SaaS, and maintenance and support services to customers that do not have a Smart Store.

We have revised Initial Public Filing and the Post Effective Amendment No. 1to clarify the terms of our Smart Store arrangements. Specifically, we have disclosed that:

●	Smart Stores and SaaS: Customers are not permitted to purchase a Smart Store without also entering into a SaaS agreement, as our SaaS platform is essential to the operation of the Smart Store.

●	Maintenance & Support: Customers may either enter into a maintenance and support services agreement or, alternatively, elect to request such services from the Company on an ad hoc, pay-as-needed basis.

●	Licensing: At the present time, we do not license our intellectual property separately from Smart Store sales but may consider doing so in the future.

●	Current Arrangements: As we continue to refine and scale our early-stage Smart Stores, we are currently providing SaaS and maintenance services to our initial store owners at no cost.

In addition, in response to the Staff’s request, we have revised our disclosure to describe the material terms of our SaaS and Maintenance & Support agreements, including the costs, duration, renewal provisions, and the material rights and obligations of both the Company and our customers. These revisions are included in Initial Public Filing and the Post Effective Amendment No. 1under “Business of VenHub—Sales and Marketing.

Conversions and Deposits, page 72

13. We note your response to prior comment 28. Please revise to clarify the extent to which $65,500 in deposits as of June 30, 2025 represents non-refundable amounts received in connection with Final Sales Agreements as compared to refundable amounts received in connection with Preorder/Reservation Agreements.

We have updated this section to Initial Public Filing and the Post Effective Amendment No. 1.

Condensed Consolidated Financial Statements

Condensed Consolidated Statement of Operations, page F-4

14. We note your response to prior comment 32 and the related revisions to your filing. As previously requested, please revise the column headings throughout your interim financial statements to clearly distinguish between audited and interim periods.

We have revised the column headings throughout our interim financial statements in Initial Public Filing and the Post Effective Amendment No. 1.

Revenue Recognition, page F-11

15. We note your response to prior comment 38. Throughout the filing, you describe your Smart Stores as “fully autonomous” and “robotic-operated” convenience stores that integrate artificial intelligence and smart inventory management systems to provide seamless retail experiences. Please provide us with a detailed analysis explaining how you considered all of the factors in ASC 606-10-25-19 through 25-22 in determining that the physical Smart Store and SaaS are both capable of being distinct and are distinct within the context of the contract.

We have revised the disclosure in Initial Public Filing and the Post Effective Amendment No. 1to provide additional details regarding our analysis under ASC 606-10-25-19 through 25-22. Specifically, we have disclosed that:

●	The Smart Store hardware and the SaaS platform are each capable of being distinct; however, we have determined that SaaS is essential to the full functionality of the Smart Store and therefore is a distinct performance obligation in the context of the contract.

●	At this stage of operations, we have not charged our initial store customers for SaaS or maintenance services, as these services are being provided free of charge while we refine our technology and business model. As such, no revenue related to SaaS has been recognized to date.

●	We expect to begin charging for SaaS arrangements in the future, at which point SaaS revenue will be recognized over the contractual service period, separate from Smart Store hardware revenue, which is recognized at the point in time when control transfers to the customer.

●	We have revised our revenue recognition disclosures accordingly in Initial Public Filing and the Post Effective Amendment No. 1, including a discussion of our evaluation under ASC 606-10-25-19 through 25-22 and our current and expected future treatment of SaaS arrangements.

Related Party Transactions, page F-16

16. We note your response to prior comment 40 and your revisions on page 63. Please clearly disclose in your financial statement footnotes that the CEO and President of the Company are married to each other. Refer to ASC 850-10-50-1 and revise accordingly.

We have updated to disclose the relationship between the CEO and President of the Company in line with ASC 850-10-50-1 in Initial Public Filing and the Post Effective Amendment No. 1.

Recent Sales of Unregistered Securities, page II-1

17. We note your response to prior comment 47 but note that your disclosure did not address the entirety of the comment. Please provide all the information required by Item 701 of Regulation S-K for all securities sold by the company within the past three years that were not registered under the Securities Act, including the date(s) of sale, the title and the dollar amount of securities sold in reliance on Regulation Crowdfunding. Please also ensure that you include the units sold on June 27, 2025; convertible notes executed on August 16, 2024, December 2, 2024 and February 14, 2025; and any other securities sold in the past three years.

We have updated and expanded our description of unregistered sales of securities in compliance with Item 701 of Regulation S-K.

General

18. Your disclosure regarding when the Series A Preferred Stock will convert into shares of common stock is still inconsistent throughout the filing. For example, you disclose on the cover that the Series A Preferred Stock will convert “upon Nasdaq listing,” but disclose on page 17 states that they will convert “on or about September 30, 2025.” Please revise or advise.

We have cleared up any inconsistencies. Effectively, both the Series A Preferred and the Series B Preferred Stock will convert into shares of common stock on the date of effectiveness of this Amendment No. 2.

19. We note your response to prior comment 50 and reissue in part. Please disclose the percentage that shares held by selling shareholders represents of all restricted shares outstanding and the number of shares not being registered that may be freely sold upon effectiveness of the registration statement.

We have clarified the percentage of total issued and outstanding shares are represented by the selling shareholders, collectively.

20. We reissue prior comment 51. We note that you have applied to list your shares on the Nasdaq Global Market. Please tell us the direct listing standard you intend to rely upon in listing your common stock and specifically confirm whether and how you meet each of the quantitative requirements. If you do not meet such quantitative requirements, please explain how you expect to do so. For example, if you plan to conduct a reverse stock split contemporaneously with this offering, you should include disclosure highlighting this anticipated step and the possible negative effects to shareholders of doing so. Also, please revise to include a risk factor that discusses the risks associated with your ability to meet such quantitative requirements and any related risks to your shareholders.

We have applied to list its common stock on the Nasdaq Capital Market in connection with a direct listing. We intend to qualify under the Nasdaq Capital Market initial listing standards set forth in Rule 5505 for Primary Equity Securities and the direct-listing price determination framework in IM-5505-1.

At listing, we must (among other things) have at least 1,000,000 Unrestricted Publicly Held Shares, at least 300 round-lot holders (and at least 50% of such holders each holding Unrestricted Securities with a market value ≥ $2,500), and at least three registered and active market makers, and must satisfy bid price or compelling evidence bid price, which are $8 and $10 respectively We must also meet one of the three financial standards: Equity Standard (stockholders’ equity ≥ $5 million, MVUPHS ≥ $15 million, 2-year operating history), Market Value of Listed Securities (MVLS) Standard (MVLS ≥ $50 million, stockholders’ equity ≥ $4 million, MVUPHS ≥ $15 million), or Net Income Standard (net income from continuing operations ≥ $750,000 in the most recent fiscal year or two of the last three, stockholders’ equity ≥ $4 million, MVUPHS ≥ $5 million).

For price-based tests (bid price, MVUPHS, MVLS) in a direct listing, IM-5505-1 permits Nasdaq to rely on either (i) sustained recent trading in a private placement market or (ii) an independent third-party valuation meeting IM-5315-1(e)–(f), which for issuers without sustained private-market trading generally must evidence values exceeding 200% of the otherwise applicable thresholds. We intend to provide such valuation evidence to Nasdaq.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, William Eilers at (561) 484-7172.

Sincerely,

/s/ Shahan Ohanessian
Shahan Ohanessian, CEO